

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-Mail
Michael A. Treska
Latham & Watkins LLP
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925

      Re: Big 5 Sporting Goods Corporation
              PREC14A filed April 14, 2015
              File No. 0-49850

Dear Mr. Treska:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

PREC14A filed April 14, 2015

General

1. We note the disclosure in several places in the proxy statement, including in the first paragraph on page 3, to the effect that a stockholder granting the Company a proxy confers discretionary authority "on any other matter that may properly come before the Annual Meeting, including any motion for adjournment of the Annual Meeting." Please revise, consistent with the parameters of discretionary authority conferred with a proxy, as outlined in Rule 14a-4(c) and (d). Note that if you wish to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement.

Broker Non-Votes; Withheld Votes; Abstentions, page 4

2. You state that the ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors is considered a routine matter and that you therefore don't expect to receive broker non-votes as to that proposal. However, it is our understanding that exchange rules do not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation. It would seem that this could result in broker non-votes on this proposal. Please revise or advise.

Proposal 1 – Election of Directors – General, page 6

3. The disclosure here indicates that if any nominee becomes unavailable to serve, proxies will be voted for another person designated by the Board. Please revise the scope of this statement, consistent with the scope of the discretionary authority outlined in Rule 14a-4(c)(5).

4. Please confirm to us in your response letter that if the Board identifies or nominates a substitute nominee before the annual meeting, the Company will file an amended proxy statement that (1) identifies such substitute nominee; (2) discloses that the substitute nominee has consented to being named in the revised proxy statement and to serve, if elected; and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A for the substitute nominee.

Background of the Solicitation, page 6

5. Briefly explain why the Company nominated Mr. DeMarco for election as a director at the annual meeting in 2012 but elected not to do so this year.

6. Explain why the Board determined in January 2015 that "the interests of Stadium Capital, as they relate to the proposed corporate governance changes … may be different from the interests of the Company's stockholders generally." Provide specific examples of how you believe such interests differ.

7. Summarize the "extensive discussion" by the Board at its February 19, 2015 meeting of Stadium Capital's proposed corporate governance changes.

8. See our last comment above. Describe the changes to the composition of the Board suggested by Mr. DeMarco at that meeting and to the extent they differ, the changes he proposed in his February 23, 2015 letter to the Board.

9. Summarize the discussions between the Company and Stadium Capital in March and April 2015 about the composition of the Board and implementation of the governance changes suggested by Mr. DeMarco in October 2014.

10. Update this section to describe any subsequent contacts with Engaged Capital.

11. To the extent that the Company made settlement proposals to avoid this proxy contest, these should be described here.

Nominees of the Board…, page 9

12. Please revise to provide all of the disclosure required by Item 7(b) of Schedule 14A with respect to the biographical information for the Company's directors.

Proposal 4 _ Advisory Vote Regarding Whether the Board Should Adopt a Majority Voting Standard for Uncontested Elections of Directors, page 46

13. Add clarifying language explaining the impact of a bylaw amendment to adopt a majority voting standard in uncontested elections. That is, in an uncontested election where this standard applies, what happens if a director gets less than a majority of votes? Is the majority standard based on votes cast or on shares outstanding?

Proposal 5 – Advisory Vote Regarding Whether the Board Should Eliminate Certain Supermajority Voting Provisions in the Charter and Bylaws, page 47

14. Disclose the new voting standard if this proposal passes and the Company eliminates the supermajority voting provisions in response. Would the new standard be a simple majority of votes cast or some other figure?

15. You state that if this proposal passes, the Board will take action to eliminate the supermajority voting provisions "subject to a binding vote of the Company's stockholders." For this proposal and proposal 6 which contains similar language, clarify the voting standard required to approve such Board action in a subsequent shareholder vote and when such a vote would be held.

Appendix B

16. Provide the disclosure required by Item 5(b)(1)(vii) of Schedule 14A or advise in your response letter if such disclosure is not applicable.

17. Furnish the information required by Item 5(b)(1)(xi) and Item 404(a) of Regulation S-K for "associates" of participants in this solicitation such as affiliates.

Form of Proxy

18. You state that the proxy confers authority to vote at the 2015 Annual Meeting of Stockholders of the Company and at any adjournment or postponements thereof. See our comment 1 above regarding the scope of discretionary authority conferred with a proxy

under Rule 14a-4(c), which is generally limited to matters incident to the conduct of the meeting. See Rule 14a-4(c)(7). In addition, no proxy may confer authority to vote at any meeting other than the next annual meeting or any adjournment thereof. See Rule 14a-4(d). Discretionary authority conferred with a proxy may not be used to vote to adjourn a meeting in order to solicit additional proxies; explicit proxy authority must be sought to do so through a separate proposal and matter on the proxy card. Please confirm your understanding in your response letter.

19. The disclosure in the proxy statement discusses shareholders' ability to withhold authority to vote for nominees; however, the form of proxy includes an "against all" rather than a "withhold all" box. Revise to be consistent. Explain the effect of a vote against where a plurality voting standard applies as it does here.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to the above comments promptly. If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions